Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

Origin Bancorp, Inc.

Ruston, Louisiana

We consent to the incorporation by reference in this Registration Statement on Form S-4 (file no. 333-264269), as amended, of Origin Bancorp, Inc. (the “Company”) of our report dated February 23, 2022, on our audits of the consolidated financial statements of the Company as of December 31, 2021 and 2020, and for each of the years in the three-year period ended December 31, 2021, which report is included in the Company’s Annual Report on Form 10-K. We also consent to the incorporation by reference of our report dated February 23, 2022, on our audit of the internal control over financial reporting of the Company as of December 31, 2021, which report is included in the Company’s Annual Report on Form 10-K. We also consent to the reference to our firm under the caption “Experts”.

/s/ BKD, LLP

Little Rock, Arkansas

April 26, 2022